

September 20, 2010

<u>Via U.S. Mail</u>

Martin O'Grady
Vice President - Finance and Chief Financial Officer
Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM 12, Bermuda

      Re: **Orient-Express Hotels Ltd.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              File No. 1-16017

Dear Mr. O'Grady:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009 filed February 26, 2010

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 49

1.   We note your disclosure on page 49 that information responding to Item 201(d) and (e) of SEC regulation S-K is omitted because you are a foreign private issuer. Please revise to provide such information in future filings and show us your proposed disclosure. Alternatively, please provide us a brief analysis explaining why, as a foreign private issuer filing a Form 10-K, you are not required to provide such information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Liquidity and Capital Resources, page 81

Liquidity, page 85

2.   We note your disclosure on page 86 that, if current economic conditions continue or worsen, OEH believes there is a heightened risk that it could breach certain financial covenants applicable to OEH during 2010 and that your liquidity would be adversely affected if a covenant breach occurred in a material loan. We further note that you have a significant amount of debt coming due in 2011. Please revise your disclosure in future filings to briefly describe the certain financial covenants that are subject to a heightened risk of breach, more fully describe how your liquidity would be affected by any breach, including any cross-default provisions, and describe how you plan to fund the portion of your debt coming due in 2011. Please provide us with your proposed disclosure and confirm you will provide similar disclosure in future filings.

Contractual Obligations Summary, page 86

3.   Please revise your table to include future interest payments as well as anticipated payments to your defined benefit plans. Refer to footnote 46 of SEC Interpretative Release 33-8350.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 94

4.   Based on your exposures to currencies other than the U.S. dollar, in future filings please provide a sensitivity analysis for each currency that may have an individually significant impact on future earnings. Where currencies have been aggregated, please disclose the reasons why such presentation is considered to be appropriate. Refer to Item 305(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Discontinued Operations, page 117

(c) Assets held for sale: Bora Bora Lagoon Resort…, page 119

5.   We note that the Bora Bora Lagoon Resort and Spa has been designated as held for sale since December 2007. Please tell us how your continued held-for-sale designation of this property complies with general accepted accounting principles. Within your response, please tell us how the cyclone damage incurred subsequent to year end has affected this analysis.

Item 10. Directors, Executive Officers and Corporate Governance, page 170

6.   Please revise to briefly discuss the specific experience, qualifications, attributes or skills
that led to the conclusion that each director should serve as a director. Please see Item
401(e)(1) of Regulation S-K. Please include this disclosure in future filings and show us
your proposed disclosure.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 187

7.   Please provide the disclosure called for by Item 404(b) of Regulation S-K. Please
include this disclosure in future filings and show us your proposed disclosure.

Form 10-K/A for the fiscal year ended December 31, 2009 filed June 18, 2010

Perurail S.A.

Financial Statements

Statements of Cash Flows, page 48

8.   We note that the Net earnings used as the starting point for the indirect method
presentation of your statement of cash flows does not agree to the Net earnings per the
Statements of operations for the periods presented. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Phil Rothenberg, Attorney-Advisor, at 202.551.3466 or Jennifer Gowetski, Senior Counsel at 202.551.3401 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief